Prospectus Supplement No. 3	Filed pursuant to Rule 424(b)(3)
to Prospectus dated July 7, 2006	File No. 333-133182
HEALTH BENEFITS DIRECT CORPORATION
     This document supplements the prospectus, dated July 7, 2005, relating to offers and resales of up to 33,550,000 shares of our common stock, including 8,650,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form SB-2, as amended (File No. 333-133182). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Management Changes
     On December 7, 2006, Scott Frohman resigned as our Chief Executive Officer and as one of our directors and Alvin H. Clemens, our Executive Chairman, was appointed as our Chief Executive Officer. In connection with Mr. Frohman’s resignation, we and Mr. Frohman entered into a separation agreement dated December 7, 2006.
     Under the separation agreement, Mr. Frohman’s employment with us ceased to be effective on December 7, 2006, or the separation date. The separation agreement provides for the resolution of all matters with respect to Mr. Frohman’s employment, including all obligations to Mr. Frohman under his employment agreement with us dated as of October 10, 2005, with respect to his outstanding options to purchase shares of our common stock and with respect to any other similar amounts or benefits payable to Mr. Frohman pursuant to the employment agreement or otherwise.
     The separation agreement provides for the payment to Mr. Frohman of his current monthly salary for a period of 18 months, less taxes, in satisfaction of all obligations under the employment agreement, and in recognition that a material portion is in consideration of Mr. Frohman’s confidentiality, non-competition and non-solicitation obligations. In addition, Mr. Frohman will receive (i) a lump sum payment equal to $21,525 for four weeks of accrued but unused vacation, less $8,075 for certain business expenses and (ii) payment of, or reimbursement for, monthly COBRA premiums for a period of 18 months following the separation date. The separation agreement further provides that upon his termination of employment, Mr. Frohman’s option to purchase 600,000 shares of our common stock, exercisable at $2.50 per share and originally granted on November 10, 2005, will become vested as to 375,000 shares (150,000 of which were currently vested and 225,000 of which became vested on December 7, 2006). These 375,000 shares shall remain exercisable by Mr. Frohman for one year following the separation date. The option will terminate with respect to the remaining 225,000 shares that will not become vested under the separation agreement.
     Certain of Mr. Frohman’s shares of our common stock (1,566,007 shares) remain locked up until November 23, 2007 under the terms of a lock-up agreement with us, dated as of November 23, 2005. A portion of Mr. Frohman’s shares (1,191,006 shares) and his option to acquire 375,000 shares of our common stock have since been released from the lock-up agreement. Under the separation agreement, Mr. Frohman has agreed that the released securities will remain subject to general lock-up terms for a period of 18 months following the separation date, subject to certain exceptions as set forth in the separation agreement.
     The separation agreement also provides for mutual non-disparagement by Mr. Frohman and us. Mr. Frohman also is subject to confidentiality provisions and an 18 month non-competition, non-solicitation and no-hire period under the separation agreement.
     Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 15, 2006